

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

<u>Via Facsimile</u>
Satish Rishi
Senior Vice President, Finance and Chief Financial Officer
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, California 94089

      Re: **Rambus Inc.**
              Form 10-K for the year ended December 31, 2010
                   Filed February 25, 2011
              File No. 0-22339

Dear Mr. Rishi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Kevin L. Vaughn

                          Kevin L. Vaughn
                          Accounting Branch Chief